SINO CLEAN ENERGY INC.
Room 1502, Building D, Wangzuo International City Building
No. 1 Gaoxin 1st Road, Gaoxin District
Xi’an, Shaanxi Province, PRC
December 15, 2011

Mr. Rufus Decker Accounting Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
Sino Clean Energy, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed April 5, 2011
Form 10-Q for Fiscal Quarter ended September 30, 2011
Filed November 18, 2011
Response dated November 7, 2011
File No. 001-34773

Dear Mr. Decker:

Sino Clean Energy, Inc., a Nevada corporation (“Sino Clean” or the “Company”), is in receipt of the letter issued on December 1, 2011 (the “Staff’s Letter”) addressed to Mr. Baowen Ren, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”), Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 (the “10-Q”) and Company’s response dated November 7, 2011 to Staff’s comments.

We hereby provide responses to the comments.  In order to facilitate the review by the Commission’s staff (the “Staff”), we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for Year ended December 31, 2010

Item 11. Executive Compensation
Compensation Discussion and Analysis
Summary Compensation Table, page 59

1. We note your response to comment 16 in our letter dated September 30, 2011. Please ensure that in future filings you disclose the aggregate grant date fair value of the option grants computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(vi) of Regulation S-K.

COMPANY RESPONSE : The Company understands the request and will comply.

Mr. Rufus Decker
December 15, 2011

Financial Statements

Notes to the Financial Statements

Note 18. Commitments and Contingencies
Capital Expenditure Commitments
Guangdong Facility, page F-23

2. We note your response to comment 22 in our letter dated September 30, 2011. Please further describe how you determined that the business license acquired through the acquisition of the 100% equity interest in Dongguan Clean Energy Water Coal Mixture Co. has no value. It would appear that there would be some worth to the business license to manufacture and sell CWSF. Please provide us with a summary of the terms of the license, including when it expires, whether there are any costs to obtain or maintain this license, and whether the license is for a particular area.

COMPANY RESPONSE :

Dongguan Water Coal Mix Co. (“Dongguan Co.”) obtained its business license on August 18, 2008 when Dongguan Co. was incorporated.  The business license permits Dongguan Co. to engage in “the production and sale of:  Water Coal Mixture and additives of Water Coal Mixture (excluding Hazardous Substance); application of technologies of Water Coal Mixture and related services”. (Refer to Exhibit A, which provides a translated copy of the license, for detailed terms.) To obtain the business license, the Dongguan Co.  had to pay certain nominal costs for applying for the business license and completing the governmental procedures for incorporation. To maintain a valid business license, Dongguan Co. needs to pay fees and comply with governmental annual inspection. The Company believes that the annual renewal of this license is routinely granted.  Furthermore, the business license only belonged to Dongguan Co. and cannot be transferred or leased to third party under PRC laws.

The license, although needed to conduct and continue Dongguan Co.’s CWSF business, does not grant Dongguan Co. the exclusive right for operation of CWSF business and can be readily obtained by any entity that goes through the application process. As such, the license does not have any real value other than the costs incurred on completing the application. Our local legal counsel has advised us such costs are nominal subject to where the Company is located in China.

Based upon our review of the current accounting guidance, Management has determined that the business license itself has no particular value and should not be separated from the costs allocated to building and land as it is not capable of being separately sold or transferred.  As such, the Company believes that no allocation of the purchase price to this license was required and the Company’s current financial statement preparation is appropriate.

Mr. Rufus Decker
December 15, 2011

Form 10-Q for the Period ended September 30, 2011

Management’s Discussion and Analysis, page 20

3. Accounts receivable, net increased from $3.8 million at December 31, 2010 to $12.2 million at September 30, 2011, which represents an increase of 221%. In this regard, please address the following:

•
Please disclose the factors that led to a significant increase in accounts receivable, net given that net sales remained stable for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. You should also discuss whether you expect these factors or trends to continue in future periods;

•
Please consider what quantitative disclosures can be provided to convey to investors any risks associated with the collectability of your accounts receivable and the likelihood as to whether charges may need to be recorded;

•
On page 22 you disclose that five customers have had difficulty obtaining bank loans to continue business or have not had sufficient working capital. In your 8-K filed November 18, 2011, you also disclose that your annualized days sales outstanding for the nine months ended September 30, 2011 were 66 days compared to 24 days for 2010. Please disclose what consideration you gave to both of these factors as well as the overall increase in accounts receivable in arriving at your allowance for doubtful accounts at September 30, 2011. Please specifically address whether you have recorded an allowance for these five customers;

•
In a similar manner to your Form 8-K, please disclose your analysis of days sales outstanding. Please also provide a discussion of any material variances from period to period. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance; and

•
You use the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances. The valuation allowance balance is adjusted to the amount computed as a result of the aging method. Please provide us with your aging analysis at December 31, 2010 and September 30, 2011 and correspondingly show us how you arrived at your allowance for doubtful accounts based on this analysis.

Please show us in your supplemental response what the revisions will look like in future filings.

COMPANY RESPONSE :

(i) Accounts receivable, net increased from $3.8 million at December 31, 2010 to $12.2 million at September 30, 2011.

It is noted that while the sales remained stable for the 9 months ended September 30, 2011, the composition of the sales changed significantly as the Company developed new industrial year-round customers in the Guangdong province. This addition to sales compensated for the lost sales due to suspension of operations of our major customer, Haizhong Heating in Shenyang in the April to October period.

The increase in accounts receivable was mainly due to the build-up of the outstanding accounts receivable during the period as a result of the following reasons.

Mr. Rufus Decker
December 15, 2011

Tightening credit environment in China

In an effort to fight inflation, China’s central government has tightened the cash supply through credit control and as a result, some small business enterprises have encountered difficulty in obtaining bank loans for working capital. In the Tongchuan area, four customers have had difficulty obtaining bank loans to continue their business with our subsidiary, Suo’ang New Energy. As of the end of September 2011, the four customers had not yet resumed operations. Also, one more customer, Li Hua Wine, suspended operations due to a lack of working capital in the third quarter.

The central government’s credit tightening policies have had their desired effect. In October 2011, the CPI in China decreased to 5% from 6.5% in summer months. The market’s liquidity may ease now that inflation pressures appear to be under control. In early December 2011, the government adopted a more flexible policy towards bank lending, and indirectly small and medium enterprises may find it easier to secure bank loans for working capital purposes.

Therefore, we expect this factor that led to the build-up of our outstanding accounts receivable will not continue in the future periods as the government may ease policies that restrict bank lending in the short term.

Suspended operation of Shenyang facility

On April 20, 2011, one of our major customers in Shenyang, Haizhong Heating, notified us that due to government requirements, it had to change a pipeline in certain areas of the “Ming Fa” real estate development project.  The modification was originally estimated to take approximately only two months to complete during the second quarter of 2011 , and during such time Haizhong Heating would suspend operation of its CWSF boilers.  Due to the cessation of the Haizhong Heating CWSF boiler operation and the suspension of Haizhong Heating’s business during the pipeline modification, it became uneconomical for our Shenyang facility to continue operations for only a small number of customers, which represented less than 20% of revenues at Shenyang.  As a result, our Shenyang facility suspended operations in late April 2011. On June 17, 2011, we were notified by Haizhong Heating that it needed to extend the suspension period to the end of September 2011. Haizhong Heating’s suspension of operations not only caused the temporary cessation of our operations to those customers in Shenyang, but it also delayed the settlement of our outstanding invoices with such customers.

As we resumed production in October 2011 and Haizhong Heating resumed operations on November 1, 2011, all the customers in Shenyang began to clear the overdue accounts receivable. Therefore, we expect the factor that led to the build-up of our outstanding accounts receivable will not continue in the near future.

New customers in Guangdong province with longer credit period

In response to the business risk related to seasonality, we have expanded our customer base to introduce more industrial customers who are not seasonal customers, since their need for CWSF does not change during the year. In 2011, we expanded our reach to the southern part of China, Guangdong province, which focuses primarily on industrial business, and we entered into contract with five new customers from the region. In order to start up business with these new customers, a more favorable credit term of our traditional 60 days was offered to them. We expect this situation will continue in the coming year 2012.

Mr. Rufus Decker
December 15, 2011

As of September 30, 2011, net accounts receivable totaled $12,152,648.  As at December 6, 2011, $10,264,594, or 84% of the September 30, 2011 net accounts receivable, had been collected.

(ii) The Company will add the following disclosure regarding the aging of our accounts receivable in its future filings in order to convey to investors any risks associated with the collectability of our accounts receivable.

Aging of our receivables as of September 30, 2011 and December 31, 2010 is as follows (in thousands) :

	September 30,	December 31,
	2011	2010
	(Unaudited)
1 - 30 days	5,717	3,857
31 - 60 days	4,494	-
61 - 90 days	1,316	-
91 - 120 days	67	-
Over 120 days	1,642	-
Reserve	(1,083)	-
Total	12,153	3,857

(iii) Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any uncollectible accounts. We use the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances.  Under the aging method, bad debts determined by management are based on historical experience as well as the current economic climate and are applied to customers’ balances categorized by the number of months the underlying invoices have remained outstanding.  The valuation allowance balance is adjusted to the amount computed as a result of the aging method.  When facts subsequently become available to indicate that an adjustment to the allowance should be made, this is recorded as a change in estimate in the current year/period. As the Company has only a short history of aging receivables, we are still in the process of establishing its estimates. As of September 30, 2011, we accrued $1,083,006 bad debt allowance for accounts receivable and the following table set forth the starting basis for allowance for doubtful accounts.

Mr. Rufus Decker
December 15, 2011

Basis for allowance for doubtful accounts
% allowance for
Over due	doubtful accounts
1 - 30 days	8%
31 - 60 days	20%
61 - 90 days	40%
91 - 120	60%
over 120	100%

In the Tongchuan area, four customers with an aggregate accounts receivable balance of $164,000 at September 30, 2011 had difficulty obtaining bank loans to continue their business with our subsidiary, Suo’ang New Energy. By the end of September of 2011, the four customers have not resumed operation yet. Also, one more customer, Li Hua Wine, with an receivable balance of $12,000 at September 30, 2011 suspended operation because of lack of  working capital in the third quarter. At September 30, 2011, the total accounts receivable from these five customers was $176,000, or approximately 1.3% of the total accounts receivable. At September 30, 2011, the allowance for doubtful accounts related to these five customers was $85,000, resulting in net accounts receivable of $91,000. Subsequent to September 30, 2011, and through the date of this response, none of these accounts receivable have been collected.

(iv) The following table set forth the days sales outstanding for the nine months ended September 30, 2011 and for the year ended December 31, 2010 respectively.

Days sales outstanding			Sep 30, 2011	Dec 31, 2010
(a)	Accounts receivable at period/year end (USD'000)	Note 1	13,236	3,857
(b)	Annualized sales (USD'000)	Note 2	68,600	106,274
(c)	Days sales outstanding (days)		70	13
	[ (c) = (a) / (b) x 365 days ]

Note 1 : Gross accounts receivable as at Sep 30, 2011 of $13,235,654 = Net accounts receivable of 12,152,648 plus allowance for  doubtful accounts of 1,083,006

Note 2 : Annualized sales as at Sep 30, 2011 = Q3 sales of 17,150,169 x 4

The annualized days sales outstanding for the nine months ended September 30, 2011 was 70 days (based on gross accounts receivable) compared to 13 days for the year ended December 31, 2010. The lengthening of days sales outstanding reflects the build-up of our outstanding accounts receivable as a result of the following reasons mentioned in (i) above:

(a) tightening credit environment in China;
(b) suspended operation of Shenyang facility; and
(c) new customers in Guangdong province with longer credit period.

Mr. Rufus Decker
December 15, 2011

The Company hereby acknowledges that :

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, please do not hesitate to contact Mitchell S. Nussbaum, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, Tahra Wright, Esq., of Loeb & Loeb LLP at (212) 407-4122, or Jessica Yuan, Esq., of Loeb & Loeb LLP at (212) 407-4928.

Sincerely,

/s/ Baowen Ren
Baowen Ren
Chief Executive Officer

EXHIBIT A

Unofficial English Translation of Enterprise Corporation Business License
No. 0263951

ENTERPRISE CORPORATION BUSINESS LICENSE
(DUPLICATION)
Registration Number 441900000373372

Name: Dongguan Clean Energy Water Coal Mixture Co.

Address: Liuyongwei Community Industry Zone, Wangjiang District,
Dongguan City, China

Name of Legal Representative: HU, Baoming

Registered Capital: RMB 50,000,000

Paid-up Capital: RMB 50,000,000

Type of Enterprise: Limited Liability Company

Business Scope: the production and sale: Water Coal Mixture and additives of Water Coal Mixture (excluding hazardous chemical substance); application of technologies of Water Coal Mixture and related services.

Date of Incorporation: August 18, 2008

Term of Business: long term

Remark:
1. Enterprise Corporation Business License is the proof of incorporation, existence and qualification for operation.
2. Enterprise Corporation Business License is executed in original copy and duplicate copy, which are equal in effect.
3. The original copy of Business License shall be put in a conspicuous place at the domicile of Enterprise Corporation.
4. Business License shall not be forged, tampered with, rented, lent, or transferred.
5. When the registered items have changed, the corporation should apply to the corporation registration authority to make changes to the  registration and draw a new Enterprise Corporation Business License instead.
6. The registration authority is to carry out annual inspection of Enterprise Corporation from March 1 to June 30 each year.
7. The corporation must not get involved in business activities unrelated to liquidation, in the event that Enterprise Corporation Business License is revoked.
8. The corporation should turn in both the original and the duplicate the Enterprise Corporation Business License when dealing with logout of registration.
9. When the Enterprise Corporation Business License is lost or dilapidated, the corporation should announce to cancel and apply to renew such license in the press appointed by the registration authority.

Annual inspection of the enterprise corporation

2010 Year Annual Inspection
Registration Authority: Dongguan City Administration for Industry and Commerce (seal) November 22, 2011